October 2, 2018

Andrei Stoukan
Chief Executive Officer
United Express Inc.
4345 W. Post Road
Las Vegas, NV
89118

       Re: United Express Inc.
           Registration Statement on Form S-1
           Filed September 5, 2018
           File No. 333-227194

Dear Mr. Stoukan:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed on September 5, 2018

Prospectus Cover, page 3

1. Please provide us with mock-ups of pages that include any pictures or graphics to be presented, including any captions you intend to use. In considering your schedule for printing and distributing the preliminary prospectus, keep in mind that we may have comments on the materials.
2. Please provide us copies of all written communications, as defined in Rule 405 under the
       Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain
 Andrei Stoukan
FirstName LastNameAndrei Stoukan
United Express Inc.
Comapany 2018
October 2, NameUnited Express Inc.
October 2, 2018 Page 2
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         copies of the communications.
3. Please refer to the third paragraph on the cover page of the prospectus. As this appears to be a selling shareholder offering, please delete the references to no minimum amount of money being raised, the offering being self-underwritten and a best efforts offering or advise.
4. Please revise the cover page to indicate that the selling shareholders will sell at a price of
         $.50 per share until your shares are quoted on the OTCQB and thereafter at prevailing market prices or privately negotiated prices.

Prospectus Summary, page 5

5. Please revise the summary disclosure to include the percentage of the company's voting power that will be controlled by the President and Chief Executive Officer following the offering.
6. Please revise the disclosure on pages 5 and 6 to describe the state of the company's efforts thus far to develop your business. Briefly explain how the company generated $159,004 in revenue during the period from inception to June 30, 2018, in light of the disclosure on page 9 that the company does not currently have any employees.
7. Disclose your monthly "burn rate" and how long your present capital will last at that rate.
         Please update to disclose your remaining capital with each subsequent amendment.
8. Please revise the disclosure on page 5, which states that "Our operations will be primarily directed by our President and Chief Executive Officer Andrei Stoukan, who devotes part of his time to our business," to include quantification of the amount of time Mr. Stoukan is planning to devote to United Express. In addition, please disclose any risks associated with the lack of a full time executive.
Risk Factors, page 7

9. Please add a risk factor addressing the need for additional financing to implement your planned activities, and the risk that you may not be able to get the necessary financing.
Competitive Business Conditions, page 20

10. We note the discussion here of clients and partners investing in cargo units. Please further explain this aspect of your business plan. For instance, please explain how the investors will be able to monitor a unit and how profits and losses will be separately counted for each unit. We may have further comment once we review your response. Report of Independent Registered Accounting Firm, page F-1

11. Please revise the independent auditor's report pursuant to the guidance in AS
 Andrei Stoukan
FirstName LastNameAndrei Stoukan
United Express Inc.
Comapany 2018
October 2, NameUnited Express Inc.
October 2, 2018 Page 3
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FirstName LastName
         3101 https:pcaobus.org/standards/auditing/pages/AS3101.aspx. The report should be revised to clearly identify the periods audited, and each fiscal year should be separately presented. Specifically, since inception was on June 23, 2017, it appears that audited balance sheets should cover the periods ended June 30, 2017 and 2018, and the statements of operations, stockholders' equity (deficit), and cash flows should cover the periods ended June 30, 2018, and since inception (June 23, 2017) through June 30, 2017. Please revise accordingly.
12. In conjunction with changes to your auditor's report, please revise your presentation of audited financial statements, MD&A and other financial information throughout the document accordingly. While revising your financial statements, related notes, MD&A, and other financial information, please note that the distinction between development stage entities and other reporting entities under U.S. GAAP was removed in 2014, and it is no longer required to: (1) present inception-to-date information on the statements of income, cash flows, and shareholder's equity, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is engaged, and (4) disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in the development stage.
Recent Sale of Unregistered Securities, page 40

13. Please update to include the information required by Item 701 of Regulation S-K for the unregistered shares you have issued.
Signatures, page 43

14. Please also have the principal financial officer and controller or principal accounting officer sign, or the person acting in those capacities, in the second signature block.
Exhibits

15. Refer to Exhibit 5.1. Please provide a legal opinion under Nevada law or advise.
Exhibit 23.1, page F-100

16. Please revise the consent to reflect the proper periods presented in the financial statements.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Andrei Stoukan
United Express Inc.
October 2, 2018
Page 4

       You may contact Effie Simpson at 202-551-3346 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at 202-551-3267 or Susan Block at 202-551-3210 with any other questions.



FirstName LastNameAndrei Stoukan                           Sincerely,
Comapany NameUnited Express Inc.
                                                           Division of
Corporation Finance
October 2, 2018 Page 4                                     Office of
Transportation and Leisure
FirstName LastName